NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Crosshair Exploration & Mining Corp. (“Crosshair”) will be held on Friday, December 15, 2010 at Blake, Cassels & Graydon, LLP, 26th Floor, 595 Burrard Street, Vancouver, British Columbia at 10:00 a.m. (local time in Vancouver).

At the Meeting, Shareholders will be asked to participate in the following annual general meeting business matters:

(a)	receiving and considering the audited financial statements of Crosshair for the fiscal year ended April 30, 2010 and the report of the auditors thereon;

(b)	electing directors of Crosshair for the ensuing year;

(c)	appointing auditors of Crosshair for the ensuing year and authorizing the directors to fix their remuneration;

(d)
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving amendments to Crosshair’s stock option plan, as more particularly described in the accompanying management information circular (“Information Circular”);

(e)
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving the consolidation of the Crosshair common shares on the basis of one common share for every existing four common shares held, all as more particularly described in the Information Circular;

(f)
to consider, and if thought fit, to pass, with or without variation, an ordinary resolution approving a private placement whereby Crosshair will issue an aggregate of 40,000,000 subscription receipts of the Crosshair (the “Offered Shares”) for gross aggregate proceeds of approximately $7,000,000, as more particularly described in the Information Circular;

(g)
to consider, and if thought fit, to pass, with or without variation, an ordinary resolution approving, ratifying and confirming all acts, contracts, proceedings, appointments and payments of money by the directors and officers of Crosshair since the last annual meeting of Crosshair as appear in the proceedings and records of Crosshair;  and

(h)	transacting such other business as may properly come before the said meeting or any adjournment thereof.

Only Shareholders of record at the close of business on November 12, 2010 the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of Crosshair subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose.  To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

DATED at Vancouver, British Columbia this 12th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Yours truly,

(signed) Mark J. Morabito

Mark J. Morabito

Executive Chairman